[TSH Proposal: May 4, 2006
Privileged and Confidential
Translation For Information Purposes Only]
Concurso Agreement
     This Concurso Agreement (Convenio Concursal, and including all Exhibits and Schedules hereto, subsequently this “Agreement”) entered into pursuant to Title Fifth of the Mexican Business Reorganization Act (Ley de Concursos Mercantiles, the “MBRA”) in order to terminate the concurso procedure (concurso mercantil) of Satélites Mexicanos, S.A. de C.V. pending before the Second Civil District Court in the Federal District (the “District Court”) under file number 129/2005 (the “Concurso of Satmex”), by means of the restructuring, capitalization, novation and/or payment of, inter alia, the Acknowledged Credits (as defined below), as the case may be, that is executed as of the [•] of [•] of 2006 by and among:
(a) Satélites Mexicanos, S.A. de C.V., a limited liability corporation with variable capital (sociedad anónima de capital variable) duly organized under Mexican law (“Satmex” or the “Company”), represented herein by [•];

(b) The Supporting FRN Holders (as defined below), represented herein by Mr. Alejandro Sainz Orantes;

(c) The Supporting HYB Holders (as defined below), represented herein by [•]; and

(d) The other common creditors identified in Exhibit “A” hereto (the “Other Common Creditors”), represented herein as set forth in such Exhibit;
pursuant to the following Definitions, Recitals, Representations and Clauses.
Definitions
     For purposes of this Agreement, the following terms will have the meaning set forth below:
     “304 Proceeding”, has the meaning ascribed to such term in Recital 19.
     “Acknowledged Creditors”, means the creditors of the Company, acknowledged and identified in the Credit Acknowledgement Judgment or otherwise as described in Recitals 24 and 25 hereof.
     “Acknowledged Credits”, means the credits acknowledged in the Credit Acknowledgement Judgment.
     “Agreement”, has the meaning ascribed to such term in the preamble hereof.
     “Amendment to the By-Laws” has the meaning ascribed to such term in

Clause Fourth, subsection (b)(ii) hereof.
     “Amendment to the Mortgage Agreement”, means the Amendment to the Mortgage Agreement by which the creditor was substituted and the collateral extended (Convenio Modificatorio por Sustitución de Acreedor y Ampliación de Garantía de Contrato de Hipoteca), dated February 24, 1998, executed by, among others, Satmex and Citibank, before Mr. Roberto Núñez y Bandera, Notary Public 1 of Mexico, Federal District, contained in public deed number 41,814.
     “Bancomer”, means Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero, División Fiduciaria (currently BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer).
     “Bankruptcy Court”, means the United States Bankruptcy Court for the Southern District of New York.
     “BoNY”, means The Bank of New York Company, Inc., a company duly organized in accordance to the laws of the United States of America, in its capacity as indenture trustee for the HYB Holders.
     “Capitalization”, has the meaning ascribed to such term in Clause Fourth, subsection (b)(iv) hereof.
     “Chapter 11 Case”, has the meaning ascribed to such term in Clause First hereof.
     “Chapter 11 Plan”, has the meaning ascribed to such term in Clause First hereof.
     “Citibank”, means Citibank, N.A., a company duly organized in accordance to the laws of the United States of America, in its capacity as indenture trustee and/or collateral trustee, as applicable, for the FRN Holders.
     “Company” or “Satmex”, has the meaning ascribed to such term in the preamble hereof.
     “Conciliador”, has the meaning ascribed to such term in Recital 23 hereof.
     “Concurso Judgment”, means the judgment of September 7, 2005, issued by the District Court, through which Satmex was declared in concurso mercantil.
     “Concurso of Satmex”, has the meaning ascribed to such term in the preamble hereof.
     “Conversion of Shares”, has the meaning ascribed to such term in Clause Fourth, subsection (b)(iii) hereof.
     “Corporativo”, means Corporativo Satélites Mexicanos, S.A. de C.V.

     “Credit Acknowledgement Judgment”, means the final judgment of acknowledgment, rank and priority of credits of Satmex, issued pursuant to Article 132 of the MBRA by the District Court on December 30, 2005, a copy of which is attached hereto as Exhibit “B”.
     “District Court”, has the meaning ascribed to such term in the preamble hereof.
     “DOF”, means the Official Gazette of the Federation (Diario Oficial de la Federación).
     “Dollars” or “US$”, means United States dollars, legal tender of the United States.
     “DTC”, means the system of indirect holdings of the United States of America managed by The Depository Trust Company or any of its affiliates.
     “Effective Date”, has the meaning ascribed to such term in Clause Sixth hereof.
     “Euroclear”, means the system of indirect holdings managed by Euroclear SA/NV or any of its affiliates.
     “Firmamento”, means Firmamento Mexicano, S. de R.L. de C.V.
     “First Priority Senior Secured Notes”, means the First Priority Senior Secured Notes due 2011 of the Company in the aggregate First Priority Senior Secured Notes Principal Amount to be issued on the Effective Date by the Company pursuant to the New First Priority Senior Secured Notes Indenture providing for the terms and conditions set forth on Schedule “II” hereto.
     “First Priority Senior Secured Notes Principal Amount” means approximately US$203,400,000 (two hundred and three million four hundred thousand 00/100 Dollars) plus unpaid accrued interest through the Effective Date with such interest calculated such that, assuming an Effective Date of September 30, 2006, the principal amount of the First Priority Senior Secured Notes will be US$234,400,000 (two hundred and thirty four million four hundred thousand 00/100 Dollars), with per diem adjustments upward for each day after September 30, 2006 or downward for each day before September 30, 2006, as applicable, that the Effective Date occurs by an amount equal to US$234,400,000 (two hundred and thirty four million four hundred thousand 00/100 Dollars) multiplied by the Per Diem Rate multiplied by the number of days before or after September 30, 2006, as applicable. For purposes hereof, “Per Diem Rate” shall mean a percentage equal to (i) the one-month Libor Rate (as of the date that is three business days prior to the Effective Date) plus 450 (four hundred and fifty) basis points (Libor Rate plus 4.5%) divided by (ii) 360 (three hundred and sixty).
     “FRN Certificate”, means the certificates and other documents reasonably acceptable to the Conciliador duly executed by the FRN Holders and their custodians and DTC or Euroclear and/or their affiliates by means of which the beneficial ownership of an FRN Holder in the corresponding amount of the FRN Notes can be confirmed.
     “FRN Holders”, means the holders of FRN Notes.
     “FRN Indenture”, means that certain Indenture for the “Senior Secured Floating Rate Notes due 2004”, dated March 4, 1998, executed by Satmex as the issuer company, Firmamento and Servicios as guarantors, and Citibank as indenture trustee, in the original principal amount of US$325,000,000 (three hundred and twenty five million 00/100 Dollars), as amended by (i) the First Supplemental Indenture of June 30, 1998; (ii) the Second Supplemental Indenture of February 16, 2000; and (iii) the Third Supplemental Indenture of March 18, 2003.
     “FRN Notes”, means the securities issued under the FRN Indenture.
     “FRN Related Credits”, means the credits arising under the FRN Notes, as described in the proof of claim (solicitud de reconocimiento de crédito) filed on November 15, 2005 by Citibank with the Conciliador under the Concurso of Satmex, the total unpaid balance of which on the day of the Concurso Judgment was the aggregate amount of US$219,446,948.04 (two hundred and nineteen million four hundred and forty six thousand nine hundred and forty eight 04/100 Dollars), including principal and accrued and unpaid interest, which credits are secured, among other things, by a mortgage in the first place and priority (executed pursuant to the Law of General Means of Communications (Ley de Vías Generales de Comunicación) under the Amendment to the Mortgage Agreement).
     “HYB Certificate”, means the certificates and other documents reasonably acceptable to the Conciliador duly executed by the HYB Holders and their custodians and DTC or Euroclear and/or their affiliates by means of which the beneficial ownership of an HYB Holder in the corresponding amount of the HYB Notes can be confirmed.
     “HYB Holders”, means the holders of HYB Notes.
     “HYB Indenture”, means that certain Indenture for the “10 1/8% Senior Notes due 2004”, dated February 2, 1998, executed by Satmex as the issuer company and BoNY as indenture trustee, in the original principal amount of US$320,000,000 (three hundred and twenty million 00/100 Dollars).
     “HYB Notes”, means the securities issued under the HYB Indenture.
     “HYB Related Credits”, means the unsecured credits arising under the HYB Notes, as described in the proof of claim (solicitud de reconocimiento de crédito) filed on December 5, 2005 by BoNY with the Conciliador under the Concurso of Satmex, the total unpaid balance of which on the day of the Concurso Judgment was the aggregate amount of US$413,774,527 (four hundred and thirteen million seven hundred and seventy four thousand five hundred and twenty seven 00/100 Dollars), including principal and accrued and unpaid interest.
     “Ifecom”, means the Instituto Federal de Especialistas de Concursos Mercantiles.
     “Libor Rate”, means the rate per annum for deposits in Dollars for a period of one or three months, as applicable, commencing on the first day of such period, appearing on page 3750 of the Telerate screen as of 11:00 A.M. London time, two business days prior to the beginning of such period.
     “MBRA”, has the meaning ascribed to such in the preamble hereof.
     “Mexican Government”, means the Mexican Federal Government.
     “New First Priority Senior Secured Notes Indenture”, means the Indenture of Trust to be governed by New York law and entered into between the Company and a financial institution, pursuant to which the First Priority Senior Secured Notes will be issued.
     “New Second Priority Senior Secured Notes Indenture”, means the Indenture of Trust to be governed by New York law and entered into between the Company and a financial institution, pursuant to which the Second Priority Senior Secured Notes will be issued.
     “Other Common Creditors”, has the meaning ascribed to such term in the preamble hereof.
     “Pesos” or “MXP$”, means pesos, Mexican national currency.
     “Principia”, means Principia, S.A. de C.V.
     “Restructuring”, has the meaning ascribed to such term in Clause First hereof.
     “SCT”, means the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes).
     “Second Priority Senior Secured Notes”, means the Second Priority Senior Secured Notes due 2013 of the Company in the aggregate principal amount of US$140,000,000 (one hundred and forty million 00/100 Dollars) to be issued on the Effective Date by the Company pursuant to the New Second Priority Senior Secured Notes Indenture providing for the terms and conditions set forth on Schedule “III” hereto.
     “Servicios”, means Servicios Corporativos Satelitales, S.A. de C.V.
     “Supporting FRN Holders” means the FRN Holders identified in Exhibit “C” hereto, each of which is a signatory hereto.

     “Supporting HYB Holders” means the HYB Holders identified in Exhibit “D” hereto, each of which is a signatory hereto.
     “UDI”, means the unit of account referred to by the decree published in DOF on April 1, 1995, the daily value in national currency of which is published periodically by the Banco de México in the DOF.
     “Visitor”, means Sergio Francisco Hermida Guerrrero, appointed as visitor by the Ifecom for the Concurso of Satmex.
Recitals
     The following are the principal recitals in connection with the Concurso of Satmex:
     1. Satmex is a limited liability corporation with variable capital duly organized under Mexican law, in accordance with public deed number 51,371 dated June 26, 1997, granted before Mr. Miguel Alessio Robles, Notary Public number 19 of Mexico, Federal District, registered in the Public Registry of Commerce of Mexico, Federal District under commercial file number 226,109.
     2. The corporate purpose of Satmex includes, among others, the installation, operation, control and exploitation of the Mexican satellite system, through the occupation and exploitation of geostationary orbital positions and satellite orbits assigned to the country, with their corresponding frequency bands and the signal emission and reception rights pursuant to the Federal Telecommunications Law (Ley Federal de Telecomunicaciones).
     3. In the ordinary meeting held on June 4, 1997, the Intersecretarial Commission for Divestiture (Comisión Intersecretarial de Desincorporación) ratified the agreement to proceed with the public sale for the controlling block of shares of Satmex, consisting of 60% (sixty per cent) of its capital stock, with the option for the winner to acquire an additional participation of up to 15% (fifteen per cent) of its capital stock.
     4. On August 1, 1997, the SCT published in the DOF the invitation and bidding guidelines for the sale of the shares representing 60% (sixty per cent) of the capital stock of Satmex, with the right for the winning bidder to acquire shares representative of up to an additional 15% (fifteen per cent), in the understanding that the shares that were not acquired by the winning bidder would remain with the Mexican Government, through the SCT, to be sold subsequently through a public offer of securities, subject the corresponding authorizations and registrations.
     5. On October 17, 1997, the participants in the bidding process submitted their proposals, and on October 26, 1997, the Intersecretarial Commission for Divestiture resolved to award the sale in favor of Corporativo, who was notified thereof on October 30, 1997.

     6. On November 17, 1997, the Mexican Government, through the SCT and with the appearance of the Federal Treasury (Tesorería de la Federación), executed with Corporativo a purchase agreement concerning 75% (seventy five per cent) of the representative shares of the capital stock of Satmex.
     7. On December 15, 1997, a general extraordinary shareholders meeting of Satmex was held, which resolved to merge Corporativo and Satmex, with Satmex as the surviving entity. Such meeting was formalized through public deed number 19,442 dated December 18, 1997 granted before Mr. José María Morera González, Notary Public number 102 of Mexico, Federal District.
     8. As a result of the merger mentioned in Recital 7 above, Servicios, as the majority shareholder of Corporativo, became the owner of the shares of Satmex formerly owned by Corporativo, in exchange for Servicios’ representative shares of Corporativo’s capital stock.
     9. The restatement of Satmex’s by-laws was formalized in public deed number 19,656 dated February 6, 1998, granted before Mr. José María Morera González, Notary Public number 102 of Mexico, Federal District, and a partial amendment to such corporate by-laws was formalized through public deed number 28,483 dated July 18, 2001, granted before the same notary.
     10. Attached hereto as Exhibit “E” is the distribution of Satmex’s capital stock as of the date hereof.
     11. On October 23, 1997, the Mexican Government, via the SCT, granted Satmex concessions to operate three geostationary orbits located in positions 109.2°W, 113.0°W and 116.8°W and exploit their respective associated frequency bands (“C” and “Ku”) for the emission and reception of signals, as well as a concession to use and exploit certain real estate property located in Iztapalapa, in Mexico City, and in Hermosillo, Sonora, where the control centers related to the concessions of the orbital positions are located. In addition, position 109.2°W was exchanged for position 114.9°W on August 25, 2003, which implied an amendment to the corresponding concession title.
     12. Pursuant to Articles 55 of the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and 29 of the Satellite Communication Regulations (Reglamento de Comunicación Vía Satélite) and in terms of Condition 1.7 of each of the satellite concessions granted to Satmex, Satmex must reserve in favor of the Mexican State (to be used gratuitously), exclusively for the national security networks and for social services (i) 72.42 (seventy two point forty two) megahertz of its total capacity in frequency band C and 55.40 (fifty five point forty)megahertz of its total capacity in frequency band Ku under the satellite concession regarding position 114.9°W; (ii) 35.92 (thirty five point ninety two) megahertz of its total capacity in frequency band C and 95.40 (ninety five point forty) megahertz of its total capacity in frequency band Ku under the satellite concession regarding position 113.0°W; and (iii) 73.10 (seventy three point ten) megahertz of its total capacity in frequency band C and 30.64 (thirty point sixty four) megahertz of its total capacity in frequency band Ku under the satellite concession regarding position 116.8°W. For future satellites located in the orbital positions concessioned to Satmex, the Mexican Government, in terms of each of the satellite concessions, shall define the capacity that must be reserved in favor of the Mexican State, under the same criteria and principles contained in the Satellite Communication Regulations and in such satellite concessions.
     13. Satmex currently owns two satellites in orbit known as “Solidaridad 2” and “Satmex 5” respectively, and another one intended to be launched, known as “Satmex 6”, in accordance with the agreement executed on June 14, 2005 (as amended) between Space Systems/Loral Inc. and Satmex.
     14. On May 25, 2005 certain of the HYB Holders and FRN Holders filed an involuntary bankruptcy case against Satmex under Chapter 11, Title 11 of the Bankruptcy Code of the United States of America in the Bankruptcy Court.
     15. Through a brief filed on June 29, 2005 before the Correspondence Office of the Civil District Courts (Oficialía de Partes Común de los Juzgados de Distrito en Materia Civil) in Mexico, Federal District, allocated to the Second Civil District Court of the Federal District, Satmex filed a petition of concurso mercantil.
     16. On the date of the filing of the petition for the declaration of concurso of Satmex, Satmex’s past due financial liabilities substantially consisted of the FRN Related Credits and the HYB Related Credits.
     17. By resolution dated June 30, 2005, the District Court (i) admitted the petition for declaration of concurso; (ii) ordered the issuing of official notice, including a copy of the petition for the declaration of concurso and accompanying documents to the Ifecom so as to notify it of the admission of the petition and in order for it to appoint a visitor (visitador); and (iii) ordered the issuing of official notice to the Ministry of Public Finance (Secretaría de Hacienda y Crédito Público) and to the Tax Administration Service (Servicio de Administración Tributaria) of the Ministry of Public Finance, for all applicable purposes under the MBRA.
     18. On July 7, 2005, the Ifecom informed the District Court of the Visitor’s appointment.
     19. On August 8, 2005, the HYB Holders and FRN Holders mentioned in Recital 14 above and Satmex reached an agreement to dismiss the involuntary Chapter 11 case, deferring to the Concurso of Satmex and a case filed by Satmex under Section 304 of the Bankruptcy Code of the United States of America ancillary to the Concurso of Satmex. The proceeding under Section 304 is pending before Hon. Judge Robert D. Drain of the Bankruptcy Court under file No. 05-16103 (RDD) (the “304 Proceeding”).
     20. On July 12, 2005, the Visitor was ordered to practice a visit to the Company, in accordance with and for the purposes of the MBRA.

     21. By means of a brief filed on August 4, 2005 the Visitor rendered the corresponding report (dictamen).
     22. In accordance with the provisions of the MBRA, on September 7, 2005, the District Court issued the Concurso Judgment by means of which, (i) the petition for concurso of the Company was admitted and, consequently, Satmex was declared in concurso; (ii) the beginning of the conciliation stage was ordered; and (iii) the publishing of an excerpt of the Concurso Judgment for two consecutive times in the DOF and in the newspaper “El Sol de México” was ordered.
     23. On September 20, 2005, the SCT proposed Mr. Thomas Stanley Heather Rodríguez as conciliador for the Concurso of Satmex (the “Conciliador”), who, on October 3, 2005, accepted the position and, by ruling of October 11, 2005, took office. The fees of the Conciliador are subject to the compensation guidelines provided by the SCT as the conceding authority pursuant to Article 240 of the MBRA.
     24. On November 15, 2005, Citibank, acting as indenture trustee in accordance with the FRN Indenture and as collateral agent for the holders of FRN Notes, presented before the Conciliador a proof of claim in representation of the interests of the FRN Holders, reserving expressly on behalf of all of the FRN Holders, the rights of such FRN Holders to participate individually and directly in the Concurso of Satmex as creditors of the Company with respect to their rights under the FRN Notes, regarding the execution of the creditors’ agreement, for purposes of the provisions of Articles 156, 157, 162 and the rest applicable of the MBRA, as permitted by the corresponding indenture.
     In accordance with the proof of claim, for the purposes of the individual and direct participation herein by each of the FRN Holders who undersign this Agreement as creditors with respect to their rights under the FRN Notes (i) such FRN Holders evidence their capacity by means of the power of attorney of their legal representative for such purposes, pursuant to the applicable international treaties and Mexican regulations, (ii) such FRN Holders present before the Conciliador an FRN Certificate, along with any other necessary documents pursuant to the applicable Mexican regulations reasonably acceptable to the Conciliador, and (iii) the Company and the other parties hereto expressly agree and accept the participation herein by such FRN Holders.
     25. On December 5, 2005, BoNY, acting as indenture trustee pursuant to the HYB Indenture, presented before the Conciliador a proof of claim in representation of the interests of the HYB Holders.
     For the purposes of the individual and direct participation herein by each of the HYB Holders who undersign this Agreement as creditors with respect to their rights under the HYB Notes, (i) such HYB Holders evidence their capacity by means of the power of attorney of their legal representative for such purposes, pursuant to the applicable international treaties and Mexican regulations, (ii) such HYB Holders present before the Conciliador an HYB Certificate, along with any other necessary documents pursuant to the applicable Mexican regulations reasonably acceptable to the Conciliador, and (iii) the

Company and the other parties hereto expressly agree and accept the participation herein by such HYB Holders.
     26. On November 25, 2005, the Conciliador presented before the District Court the provisional list of acknowledgement of credits of the Company pursuant to Article 121 of the MBRA.
     27. By resolution dated November 29, 2005, Satmex and the creditors were provided with the provisional list, in order for them to submit their objections thereto, if any.
     28. On December 20, 2005, once the term to object to the provisional list had expired, the Conciliador filed the final list of acknowledgement of credits of the Company in accordance to Article 130 of the MBRA.
     29. On December 22, 2005, the District Court acknowledged the Conciliador having submitted such final list.
     30. On December 28, 2005, Satmex filed certain objections to such final list.
     31. On December 30, 2005, the District Court issued the Credit Acknowledgement Judgment, identifying the following credits as of September 7, 2005:
     (i) Credits against the Estate:
The only acknowledged credit against the estate (crédito contra la masa) are the fees of the Visitor, in the amount of 36,587.50 (thirty six thousand five hundred and eighty seven point fifty) UDIs (in the understanding that the fees of the Conciliador are subject to the compensation guidelines established by the SCT in accordance to Article 240 of the MBRA);
     (ii) Credits Secured with Mortgage:

			Amount in
No.	Creditor	Amount in Dollars	UDIs[1]
1	Citibank, as indenture trustee under the Indenture of the FRN Notes and the collateral agent of the holders thereof, with respect to fees, costs and expenses.	US$ 467,698.21	1,395,809.56
2	Citibank, as indenture trustee under the Indenture of the FRN Notes and the collateral agent of the holders.	US$ 219,446,948.04	654,922,644.06

	Total	US$ 219,914,646.25	656,318,453.62

[1]	Pursuant to Article 89 of the MBRA, using an exchange rate of MXP$10.6868 per Dollar and a UDI price of MXP$3.580859 per UDI.

     (iii) Common Creditors:

		Amount in Original		Amount in
No.	Creditors	Currency		UDIs[2]
1	Hughes Network Systems, Inc.	US$	12,377.00	36,938.20
2	Akin Gump Strauss Hauer & Feld, LLP	US$	32,320.58	96,458.29
3	Cervantes, Aguilar-Álvarez y Sainz, S.C.	US$	205,649.81	613,746.3
4	Wilmer Cutler Pickering Hale and Dorr, LLP (formerly known as Hale & Dorr, LLP).	US$	434,618.18	1,297,084.73
5	BoNY, as the indenture trustee under the Indenture of the HYB Notes.	US$	413,774,527.00	1,234,878,450.83
6	Loral Skynet, a division of Loral SpaceCom Corporation	US$	126,000.00	376,037.36
7	Satmex Corporativo, S. de R.L. de C.V.	MXP$	6,106,385.00	1,705,284.96
8	Antenna Technology Communications, Inc.	US$	59.00	176.08
9	Agente Aduanal Elizondo	MXP$	9,715	2,713.03
	Total	US$	414,585,551.57	1,239,006,889.78
		MXP$	6,116,100.00
     32. On [•] 2006, the Company filed a request with SCT regarding the Amendment to the By-Laws of Satmex, pursuant to the terms provided in Section 4 of Schedule “IV” hereto.
     33. On [•] 2006, the Company filed a request with SCT regarding the subscription of the shares corresponding to the Capitalization established in Section 1 of Schedule “IV” hereto.

[2]	Pursuant to Article 89 of the MBRA, using an exchange rate of MXP$10.6868 per Dollar and a UDI price of MXP$3.580859 per UDI.

     34. By means of official communication number [•] dated [•], 2006, the National Commission of Foreign Investments (Comisión Nacional de Inversiones Extranjeras) authorized the issuance of neutral investment shares (acciones de inversión neutra) provided in Section 1 of Schedule “IV” hereto.
     35. On [•] 2006, the Company filed a notice with the Federal Competition Commission (Comisión Federal de Competencia) regarding the subscription of the shares corresponding to the Capitalization established in Section 1 of Schedule “IV” hereto.
     36. The Acknowledged Creditors that execute this Agreement represent the majority of the sum of the amount acknowledged to all the non-preferential acknowledged creditors and the amount acknowledged to those acknowledged creditors having a security interest or special privilege that are signatories hereto, for purposes of Articles 156, 157 and 161 of the MBRA.
     37. At the request of the Conciliador, on April 21, 2006 the District Court issued an order under Article 145, second paragraph of the MBRA, extending the conciliation stage in the Concurso of Satmex for up to 90 (ninety) additional days.
Representations
     I. The Company, through its legal representative, hereby represents that:
     (a) Each of the Recitals of this Agreement is precise, truthful, complete, up-to-date and correct, and is not misleading.
     (b) Its legal representative has all sufficient and necessary legal authority to enter into this Agreement on behalf of the Company, as evidenced by public deed number [•], of [•], granted by Mr. [•], notary public number [•] of [•], registered in the Public Registry of Commerce under commercial file number [•], and that such legal authority has not been revoked or limited in any way as of the date hereof.
     (c) It intends to enter into this Agreement to agree to the capitalization, restructure, payment and/or novation, as the case may be, of, inter alia, the Acknowledged Credits, and terminate the Concurso of Satmex, in accordance with Articles 157, 166, 262, Section I, and any other applicable provisions of the MBRA.
     (d) It wishes to continue operations, to reassume its viability, carry out its corporate purpose and maximize its corporate value through the completion of the Restructuring contemplated hereby.
     (e) It is authorized by the laws of Mexico, the United States of America and of any other country that has or may have jurisdiction over it, to execute and comply with its obligations under this Agreement, and that it does not require any additional authorizations from any authorities other than those required in the Concurso of Satmex and those mentioned in this Agreement.
     (f) This Agreement and the performance hereunder, in the terms and conditions established herein, represent the fairest, most equitable and reasonable arrangement the Company and its Acknowledged Creditors were able to reach in terms of the MBRA.
     II. Each Supporting FRN Holder, through its corresponding legal representative, represents with respect to its proportionate holding of FRN Related Credits that:
     (a) Its legal representative has all sufficient and necessary legal authority to enter into this Agreement on behalf of such FRN Holder, as evidenced by the powers of attorney attached hereto as Exhibit “F”, and that such legal authority has not been revoked or limited in any way as of the date hereof.
     (b) It intends to enter into this Agreement to agree to the capitalization, restructure, payment and/or novation, as the case may be, of, inter alia, the Acknowledged Credits, and terminate the Concurso of Satmex, in accordance with Articles 157, 166, 262, Section I, and any other applicable provisions of the MBRA, subject to the terms and conditions hereof.
     (c) It is authorized by the laws of Mexico, the United States of America and of any other country that has or may have jurisdiction over it, to execute and comply with its obligations under this Agreement, and that it does not require any additional authorizations from any authorities other than those specified in the Concurso of Satmex.
     (d) It has no incurable contractual or legal impediment to execute this Agreement.
     (e) It is familiar with the current financial situation of the Company based upon information provided by the Company, its advisors and, with respect to those Supporting FRN Holders who are members of the ad hoc committee of FRN Holders created in connection with the negotiation of this Agreement, the advisors to those Supporting FRN Holders.
     (f) In order to achieve the total restructuring of the FRN Related Credits, it is willing to agree, subject to the terms and conditions hereof, to the restructuring and/or novation of the FRN Related Credits, including granting acquittals, forbearance and/or the release and/or amendment of security interests, as provided herein.
     (g) This Agreement and the performance hereunder, in the terms and conditions provided herein, represent the fairest, most equitable and reasonable arrangement the Company and its creditors were able to reach in terms of the MBRA.

     III. Each Supporting HYB Holder, through its corresponding legal representative, represents with respect to its proportionate holding of HYB Related Credits that:
     (a) Its legal representative has all sufficient and necessary legal authority to enter into this Agreement on behalf of such Supporting HYB Holder, as evidenced by the powers of attorney attached hereto as Exhibit “G”, and that such legal authority has not been revoked or limited in any way as of the date hereof.
     (b) It intends to enter into this Agreement to agree to the capitalization, restructure, payment and/or novation, as the case may be, of, inter alia, the Acknowledged Credits, and terminate the Concurso of Satmex, in accordance with Articles 157, 166, 262, Section I, and any other applicable provisions of the MBRA, subject to the terms and conditions hereof.
     (c) It is authorized by the laws of Mexico, the United States of America and of any other country that has or may have jurisdiction over it, to execute and comply with its obligations under this Agreement, and that it does not require any additional authorizations from any authorities other than those specified in the Concurso of Satmex.
     (d) It has no incurable contractual or legal impediment to execute this Agreement.
     (e) It is familiar with the current financial situation of the Company based upon information provided by the Company, its advisors and, with respect to those Supporting HYB Holders who are members of the ad hoc committee of HYB Holders created in connection with the negotiation of this Agreement, the advisors to those Supporting HYB Holders.
     (f) In order to achieve the total restructuring of the HYB Related Credits, it is willing to agree, subject to the terms and conditions hereof, to the capitalization, restructuring and/or novation of the HYB Related Credits, including granting acquittals, forbearance and/or security interests as provided herein.
     (g) This Agreement and the performance hereunder, in the terms and conditions provided herein, represent the fairest, most equitable and reasonable arrangement the Company and its creditors were able to reach in terms of the MBRA.
     IV. Each of the Other Common Creditors, through its corresponding legal representative, hereby represents that:
     (a) Its legal representative has the necessary and sufficient legal authority to execute this Agreement on its behalf, as evidenced by the documents attached hereto as Exhibit“H”, and that such legal authority has not been revoked or limited in any way as of the date hereof.

     (b) It is authorized by the laws of Mexico, the United States of America and of any other country that has or may have jurisdiction over it, to execute this Agreement, and that it does not require any additional authorizations from any authorities other than those specified in the Concurso of Satmex.
     (c) It has no incurable contractual or legal impediment to execute this Agreement.
     NOW, THEREFORE, in view of the former Definitions, Recitals and Representations, the parties hereto agree to the following:
Clauses
     First. Purpose. Pursuant to Articles 148, 157, 166, 262, Section I, and other applicable articles of the MBRA, the purpose of this Agreement is, subject to the terms and conditions provided herein and to the implementation of the transactions described herein, that the Company continues operations, recovers its viability, accomplishes its corporate purpose and maximizes its corporate value, through the restructuring to which the parties to this Agreement have agreed (the “Restructuring”), which Restructuring includes the payment of the credits against the estate acknowledged in favor of the Visitor, and the payment, capitalization, restructuring and/or novation, as the case may be, of the debts to the Acknowledged Creditors, with the acquittals, forbearances restructures, grants and/or amendments and/or releases of security interests provided for and subject to the terms herein.
     The Restructuring shall be implemented, through the confirmation and consummation of a plan of reorganization (the “Chapter 11 Plan”) filed in the Bankruptcy Court in a case filed by the Company under Chapter 11 of Title 11 of the Bankruptcy Code of the United States of America (the “Chapter 11 Case”) and shall be consummated on the Effective Date. The parties agree that each of them shall timely perform (and shall cooperate diligently with the other parties in the timely performance of) each and every action required under the laws of the United States of America in order to implement, in connection with the Restructuring, the agreements referenced herein, including but not limited to, any actions required before the courts of such country (and including without limitation, in order to terminate the 304 Proceeding, as well as to file any proceeding under Chapter 11 of the Bankruptcy Code of the United States of America, before the Bankruptcy Court or before any other court or authority), subject to the terms provided in Clause Seventh hereof; provided that nothing herein shall require the Supporting FRN Holders and/or Supporting HYB Holders to indemnify the indenture trustees under the FRN Indenture or the HYB Indenture, or the collateral trustee for the FRN Holders, as applicable.
     Second. Treatment of Operating Expenses, Labor Costs, Taxes and Other Indebtedness. (a) General Operating Expenses. Except as otherwise agreed, the Company will continue to make payment of all direct and indirect labor and tax obligations and operating expenses, on a timely basis, as they become due, and will continue to perform under all of its contractual obligations not objected by the Conciliador or as approved in accordance with the MBRA or as may be needed in order to preserve the viability of its business (the latter subject to the consent of the Conciliador), as further provided in Schedule “I” hereto and subject to existing agreements.
     (b) Visitor Fees. The Company will pay within [•] ([•]) calendar days following the date on which the ruling from the District Court approving this Agreement pursuant to Article 164 of the MBRA becomes final (cause ejecutoria), the Acknowledged Credit in favor of the Visitor in the amount in Pesos equivalent to 36,587.50 (thirty six thousand five hundred and eighty seven point fifty) UDIs.
     Third. Restructuring of the FRN Related Credits. (a) Debt Corresponding to the FRN Related Credits. The Company and the Supporting FRN Holders, in accordance with the Credit Acknowledgement Judgment and Article 89 Section III of the MBRA, acknowledge and agree that as of September 7, 2005 the total amount of FRN Related Credits is the sum of US$219,446,948.04 (two hundred and nineteen million four hundred and forty six thousand nine hundred and forty eight 04/100 Dollars), including principal and accrued interest, which are secured by a mortgage pursuant to the Amendment to the Mortgage Agreement, plus the Acknowledged Credit described in Clause Third, paragraph (c) below.
     (b) Restructure and Novation; Issuance of New Debt Securities. The Company and the Supporting FRN Holders agree to (i) the restructuring and novation of the FRN Related Credits as of the Effective Date in connection with the Restructuring, thereby terminating them and, consequently, also terminating the FRN Notes, (ii) the issuance by the Company on the Effective Date of the First Priority Senior Secured Notes payable by the Company pursuant to the New First Priority Senior Secured Notes Indenture, precisely in the terms and conditions provided in Schedule “II” hereto, and (iii) all other terms of the Restructuring, in full and complete satisfaction of any claims, debts or liabilities arising out of or related to the issuance by the Company of the FRN Notes. The Supporting FRN Holders shall be bound to the terms of the Restructuring only upon the Effective Date.
     (c) Fees, Costs and Expenses of Citibank. The Company, simultaneously with the issuance of the First Priority Senior Secured Notes, will pay Citibank the amount of US$467,698.21 (four hundred and sixty seven thousand six hundred and ninety eight 21/100 Dollars) established as an Acknowledged Credit, corresponding to fees, costs and expenses, accrued or generated as a result of its performance as indenture trustee for the FRN Holders, plus all reasonable amounts accrued up to the date of issuance of the new debt securities as provided in Schedule “II” hereto.
     Fourth. Restructuring of the HYB Related Credits. (a) Debt Corresponding to the HYB Related Credits. The Company and the Supporting HYB Holders, in accordance with the Credit Acknowledgement Judgment and Article 89, Section II, of the MBRA, acknowledge and agree that as of this date the total amount of HYB Related Credits is 1,234,878,450.83 (one thousand two hundred and thirty four million eight hundred and seventy eight thousand four hundred and fifty point eighty three) UDIs, which, at an exchange rate published on the DOF on [•], 2006, are equivalent to US$[•] ([•] Dollars), including principal and accrued interest.
     (b) Restructure, Capitalization and Novation; Issuance of New Securities. The Company and the Supporting HYB Holders agree (i) to restructure, capitalize and/or novate the HYB Related Credits, thereby terminating them and, consequently, also terminating the HYB Notes, (ii) to the Company carrying out the amendment to its by-laws described in Section 4 of Schedule “IV” hereto (the “Amendment to the By-Laws”), (iii) to the Company carrying out the conversion of its shares described in Section 2 of Schedule “IV” hereto (the “Conversion of Shares”), (iv) to the Company issuing new shares representing the Company’s capital stock pursuant to the capitalization described in Section 1 of Schedule “IV” hereto (the “Capitalization”), (v) to the issuance by the Company on the Effective Date of the Second Priority Senior Secured Notes payable by the Company pursuant to the New Second Priority Senior Secured Notes Indenture, (vi) that, upon all of the above, all (but one) of the shares representing the capital stock of the Company shall be transferred to an equity trust, and (vii) all other terms of the Restructuring, in full and complete satisfaction of any claims, debts or liabilities arising out of or related to the issuance by the Company of the HYB Notes; all of the above in accordance with Schedules “III” and “IV” hereto, respectively. The Supporting HYB Holders shall be bound to the terms of the Restructuring only upon the Effective Date.
     In such regard, the parties acknowledge that on [•], 2006 due notice under Article 155 of the MBRA was given to the Company’s current shareholders (including but not limited to Servicios, Loral Skynet Corporation, Principia and the Mexican Government, the latter through SCT) with respect to the increase to the capital stock corresponding to the capitalization contemplated in items (i) and (iv) above, such shareholders having elected not to exercise their preemptive right under said Article 155 of the MBRA and Article 132 of the Mexican General Law of Commercial Companies (Ley General de Sociedades Mercantiles), in view of which the District Court has authorized such capital increase pursuant to the terms established herein.
     Fifth. Payment to the Other Common Creditors. In terms of Article 158 of the MBRA, the Company will pay in full the Acknowledged Credits corresponding to the Other Common Creditors within the 5 (five) calendar days following the date on which the ruling from the District Court approving this Agreement pursuant to Article 164 of the MBRA becomes final and non-appealable (cause ejecutoria), subject to limitations in existing agreements.
     Sixth. Effective Date. The parties acknowledge and agree that once the judgment issued by the District Court approving this Agreement has become final (cause ejecutoria), the Concurso of Satmex will be automatically terminated pursuant to Article 166 of the MBRA.
     Furthermore, the parties agree that the effective date of the Restructuring (the “Effective Date”) will be the first business day on which (i) the judicial approval of the Chapter 11 Plan has been obtained by a final and non-appealable order issued by the

Bankruptcy Court, and (ii) all conditions precedent to the effectiveness of the Chapter 11 Plan have been satisfied or waived, as applicable.
     Seventh. Termination. (a) Notwithstanding the periods provided in the foregoing clauses, the parties expressly establish March 1, 2007 as the date by which all of the terms and conditions provided hereby must be fulfilled in a valid, legal and sufficient manner, each and all of the actions herein contemplated must be performed, and in general each and all of the transactions contemplated hereby that may be necessary in connection with the implementation of the agreements contained herein, whether before the Bankruptcy Court or before any other court or authority, must be consummated.
     (b) Mr. Thomas Stanley Heather Rodríguez, pursuant to authority and direction under existing agreements, shall notify the District Court regarding the fulfillment of the terms and conditions, the performance of the actions and the consummation of the transactions referred to in paragraph (a) above, for the corresponding legal purposes under existing agreements.
     Eighth. Addresses. Notices among the parties shall be effective only when given in writing and delivered to the addresses indicated below, or to those addresses notified by any of the parties to the other in accordance with the foregoing, in which case, such notices and notifications shall be sent to the new domiciles. For all matters related to the notices and notifications hereunder, the parties hereby designate the following as their respective domiciles:

For Satmex:	Rodolfo Gaona 86, piso 4
Lomas de Sotelo,
Mexico, Federal District 11200
Attention: Lic. Carmen Ochoa Avendaño
Facsimile: (55) 2629 5865

With a copy to:

[•]

For the FRN Holders:	Blvd. Manuel Ávila Camacho 24, piso 6
Lomas de Chapultepec
Mexico, Federal District 11000
Attention: Lic. Alejandro Sainz O.
Facsimile: (55) 5540 3433

With a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
Attention: Dennis L. Jenkins, Esq.

George W. Shuster, Jr., Esq.
Facsimile: (617) 526 5000

For the HYB Holders:	Canales y Socios Abogados, S.C.
Torre ING Comercial América
Batallón de San Patricio 111, piso 24
Col. Valle Oriente
San Pedro Garza García, N.L. 66269
Attention: Lic. Ernesto Canales
Lic. Arturo Pérez Peña
Facsimile: (81) 8625 5861

With a copy to:

Akin, Gump, Strauss, Hauer & Feld LLP
590 Madison Avenue
New York, NY 10022
Attention: Michael S. Stamer, Esq.
Steven Scheinman, Esq.
Facsimile: (212) 872 1002

[For the Other Common Creditors:	[•]

With a copy to:

[•]]
     Ninth. Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the MBRA and any other applicable regulations established in Article 8 thereof. For all purposes exclusively relating to the interpretation, execution and performance of this Agreement, the parties hereby submit themselves to the jurisdiction of the District Court before which the Concurso of Satmex is pending.
     Tenth. Headings. All headings used in this Agreement are intended solely for convenience of reference and shall not affect the meaning or interpretation hereof.
     Eleventh. Several Liability. The obligations of the Parties to this Agreement hereunder are ratable and several and not joint (mancomunadas) nor joint and several (solidarias), and no party to this Agreement shall be liable for any breach or nonperformance by any other party to this Agreement.
     Twelfth. Defined Terms and Definitions. Capitalized terms will have the meaning ascribed to them in this Agreement. Defined terms in singular form will include the plural and viceversa.

     THE PARTIES hereto execute this Agreement in [•] counterparts, in Mexico, Federal District, Mexico, on the date mentioned in the preamble.
[Signatures follow]

Exhibit “A”
OTHER COMMON CREDITORS

Hughes Network Systems, Inc.

By:	DRAFT
	Name:	[•]
	Title:	[•]

[Address]
	Telephone:		[•]
	Facsimile:			[•]

Akin Gump Strauss Hauer & Feld, LLP

By:	DRAFT
	Name:	[•]
	Title:	[•]

[Address]
	Telephone:		[•]
	Facsimile:			[•]

Cervantes, Aguilar-Álvarez y Sainz, S.C.

By:	DRAFT
Name: Alejandro Sainz Orantes
Title: Partner

Blvd. Manuel Ávila Camacho 24, 6th floor
Lomas de Chapultepec
Mexico, Federal District 11000
Telephone: (52 55) 9178 5040
Facsimile: (52 55) 5540 3433

Wilmer Cutler Pickering Hale and Dorr, LLP
(formerly known as Hale & Dorr, LLP)

By:	DRAFT
Name: Alejandro Sainz Orantes
Title: Attorney-in-Fact

60 State Street
Boston, MA 02109
Telephone: (617) 526 6000
Facsimile: (617) 526 5000

Loral Skynet, a division of Loral SpaceCom Corporation

By:	DRAFT
	Name:	[•]
	Title:	[•]

[Address]
	Telephone:		[•]
	Facsimile:			[•]

Satmex Corporativo, S. de R.L. de C.V.

By:	DRAFT
	Name:	[•]
	Title:	[•]

[Address]
	Telephone:		[•]
	Facsimile:			[•]

Antenna Technology Communications, Inc.

By:	DRAFT
	Name:	[•]
	Title:	[•]

[Address]
	Telephone:		[•]
	Facsimile:			[•]

Agente Aduanal Elizondo

By:	DRAFT
	Name:	[•]
	Title:	[•]

[Address]
	Telephone:		[•]
	Facsimile:			[•]

Exhibit “B”
CREDIT ACKNOWLEDGEMENT JUDGMENT

Exhibit “C”
SUPPORTING FRN HOLDERS

Exhibit “D”
SUPPORTING HYB HOLDERS

Exhibit “E”
CURRENT DISTRIBUTION OF SATMEX’S CAPITAL STOCK

Exhibit “F”
POWERS OF ATTORNEY OF REPRESENTATIVES OF
SUPPORTING FRN HOLDERS

Exhibit “G”
POWERS OF ATTORNEY OF REPRESENTATIVES OF
SUPPORTING HYB HOLDERS

Exhibit “H”
POWERS OF ATTORNEY OF REPRESENTATIVES OF
OTHER COMMON CREDITORS

[TSH Draft: May 2, 2006
Privileged and Confidential
Translation For Information Purposes Only]
Schedule “I”
TREATMENT OF OPERATING EXPENSES, LABOR
COSTS, TAXES AND OTHER INDEBTEDNESS

1. General Operating Expenses:	Except as otherwise agreed, the Company will continue to make payment of all direct and indirect labor and tax obligations (including, but not limited to, withholding taxes to the extent required by applicable law, payroll taxes, and Social Security contributions) and paying its operating expenses as they become due, on a timely basis; and suppliers and other indebtedness, including but not limited to, the costs associated with the Concurso of Satmex, as approved by the District Court upon the recommendation of the Conciliador, will be paid in full on the terms provided for under applicable contracts and/or purchase orders, executory contracts and unexpired leases, as the case may be. Except as otherwise agreed, other unsecured indebtedness not paid prior to the commencement of the Chapter 11 Case will be paid in full on or before the later of (i) the Effective Date or as soon as practicable thereafter without any interest and (ii) the date such claim becomes due and payable in the ordinary course of business.

2. Loral Usufructo:	On the Effective Date, Satmex shall grant to certain affiliates of Loral Skynet Corporation (“LSC”) as designated by LSC a usufructo under Article 980 et seq. of the Mexican Federal Civil Code with respect to certain transponders on the Satmex 5 and the Satmex 6 satellites, which will continue in effect for the remainder of the life of such satellites (the “Loral Usufructo”), before a Mexican notary public, and which Loral Usufructo will be registered at Satmex’s commercial file with the relevant Public Registry of Commerce, provided further that the beneficiary (usufructuario) shall not be required to guarantee the Loral Usufructo. The terms of the Loral Usufructo and its relationship to lien rights securing the First Priority Senior Secured Notes and Second Priority Senior Secured Notes will be as set forth in existing agreements.

3. SS/L Right of First Offer:	On the Effective Date, Space Systems/Loral, Inc. shall have a right of first offer from Satmex with respect to the construction of Satmex’s next satellite to be placed into one of Satmex’s existing orbital locations or any orbital location obtained in exchange for any of Satmex’s existing orbital locations (the “Next Satellite”), subject to the terms and conditions set forth in existing agreements.

4. Severance and Performance and Success Bonus Programs:	Prior to the Effective Date, Satmex, with the concurrence of the Conciliador, shall enter into certain severance arrangements with up to five technical engineers, pursuant to which such technical engineers shall receive compensation in the event of severance following a Change of Control (as defined below) within two years of the Effective Date, in an amount not to exceed six months’ salary and medical coverage benefits for such six month period, in addition to the statutory requirement under Mexican law. The contract entered into on November 1, 2003 by Satmex shall be honored with respect to the existing CFO, CLO and Chief Sales Officer of Satmex and the CEO of Enlaces Integra, S.A. de C.V. (“Enlaces”); provided, however, that with respect to the CEO of Enlaces, any payment due under such contract will be paid by Enlaces and guaranteed by Satmex.

Satmex, with the concurrence of the Conciliador, shall establish a two-tiered performance and success bonus program for certain employees set forth below (the “Eligible Employees”) that have and will continue to contribute to the success of the Restructuring of Satmex. Satmex will immediately deposit funds in an escrow account in an internationally-recognized Mexican bank for payment of bonuses equal to the total of all amounts listed below. Eligible Employees will receive payments in the amounts and manner described below, provided that the existing CEO of Satmex shall not be a beneficiary of any of the foregoing arrangements:

		Payment 1	Payment 2
		(to be released	(to be released
		upon expiration	one day prior to
		of the period	the date on
		referred to in	which the	Final Payment
		Article 161, first	petition for the	(to be released 90
		paragraph, of the	Chapter 11 Case	days following
Employee	Bonus Amount	MBRA)	is filed)	Effective Date)
Tier 1
CFO	65% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

CSO	65% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

CLO	65% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

2

		Payment 1	Payment 2
		(to be released	(to be released
		upon expiration	one day prior to
		of the period	the date on
		referred to in	which the	Final Payment
		Article 161, first	petition for the	(to be released 90
		paragraph, of the	Chapter 11 Case	days following
Employee	Bonus Amount	MBRA)	is filed)	Effective Date)
Tier 1
CEO of Enlaces	35% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

Executive Director of Satellite Engineering and Operations	35% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

Director Program Satellite TI	35% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

Director of Regulatory Branch	35% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

Access Management Director	35% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

Director of Engineering	35% of base annual salary plus 2005 Christmas bonus	25%	25%	50%

5. Releases:	On the Effective Date, appropriate discharges and releases reasonably acceptable to the Conciliador shall be provided by Satmex to its current officers and directors, to the extent permitted by law.

6. Payment in Favor of Professional Advisors:	In the case of the payment in favor of certain professional advisors for the FRN Holders, the HYB Holders, LSC and its affiliates, Principia and for the Company, the Company will pay the required amounts as provided in any prior agreement executed among such parties with the acknowledgement of the Conciliador.

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Schedule “II”
RESTRUCTURING OF THE FRN RELATED CREDITS

1. Issuer:	Satmex.

2. Targeted Securities:	For all outstanding principal amount of the FRN Notes and all past due and unpaid interest on the FRN Notes, the holders thereof will receive First Priority Senior Secured Notes.

3. Principal Amount:	Approximately US$203,400,000 plus unpaid accrued interest through the Effective Date with such interest calculated such that, assuming an Effective Date of September 30, 2006, the principal amount of the First Priority Senior Secured Notes will be US$234,400,000. In the event the Effective Date is other than September 30, 2006, the principal amount shall be adjusted upward for each day after September 30, 2006, or downward for each day before September 30, 2006, as applicable, that the Effective Date occurs, by an amount equal to US$234,400,000 multiplied by the Per Diem Rate multiplied by the number of days before or after September 30, 2006, that the Effective Date occurs. The “Per Diem Rate” shall mean a percentage equal to (i) the one-month Libor Rate (as of the date that is three business days prior to the Effective Date) plus 450 basis points (Libor Rate plus 4.5%) divided by (ii) 360. For the avoidance of doubt, nothing herein shall create an obligation by Satmex for its internal accounting purposes to treat amounts paid above the principal amount of the FRN Notes in a manner inconsistent with its current tax and accounting practices.

4. Ranking and Security:	The First Priority Senior Secured Notes will be secured by a first priority lien on all present and after acquired assets of Satmex on substantially the same terms provided for under the existing security documents for the FRN Notes (junior only to priorities recognized by statute in Mexico) except (i) subject to the Loral Usufructo, and (ii) as provided for in Section 5 below.

5. Guarantees:	The First Priority Senior Secured Notes will not be guaranteed in any manner by Servicios or by Firmamento; consequently, the trusts over the shares of Satmex originally owned by Servicios and over those of Servicios originally owned by Firmamento will be terminated as of the Effective Date. The First Priority Senior Secured Notes will be guaranteed by restricted subsidiaries, following the concept in the HYB Indenture. Restricted subsidiary guarantors will grant a first priority lien on all of their respective assets to secure the guarantees, which liens will be senior in priority, operation, and effect to the security interests of the Second Priority Senior Secured Notes in accordance with Schedule “V”.

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6. Interest Payments:	Libor Rate plus 875 basis points per annum (Libor Rate 8.75%), payable in arrears in cash on the last day of the applicable one or three month period.

7. Final Maturity:	Five years from the Effective Date.

8. Optional Prepayment:	At any time in cash at 103%, 102% and 101% of par in years one, two and three respectively, thereafter at par; plus accrued and unpaid interest.

9. Mandatory Prepayments:	In the event of qualifying asset sales, future new debt security issuances not contemplated in the Agreement, and certain insured losses and subject to prepayment at the terms described under Section 8 above. In addition, Satmex shall be required to repay all outstanding unpaid principal of the First Priority Senior Secured Notes with 100% of cash balances in excess of US$5,000,000 on a quarterly basis, commencing on the last day of the first complete calendar quarter following the launch of the Satmex 6 satellite, based on cash balances as estimated five business days before such quarterly payment date, taking into account amounts expected to be payable (including scheduled cash interest payments under the First Priority Senior Secured Notes and the Second Priority Senior Secured Notes) and cash expected to be received up to and including such quarterly payment date (the “Available Cash Flow Repayment Formula”); provided, however, that if the launch of the Satmex 6 satellite occurs after October 31, 2006, Satmex shall be required to begin repaying the First Priority Senior Secured Notes on March 31, 2007, based on the Available Cash Flow Repayment Formula modified to include an additional reserve of 135% of the estimated unpaid costs necessary to launch the Satmex 6 satellite including any satellite, launch and insurance costs; provided, further, that such additional reserve will be held by the collateral trustee for the First Priority Senior Secured Notes in a collateral account; and; provided, further, that if the launch of the Satmex 6 satellite does not occur within 30 months from the Effective Date, the funds in the additional reserve shall be released as a mandatory prepayment on the First Priority Senior Secured Notes.

10. Covenants:	To be based upon those provided for in the FRN Indenture, with financial covenants revised to reflect the financial condition of Satmex, plus a covenant against the incurrence of any additional indebtedness (other than unsecured and subordinated indebtedness for replacement satellites and other agreed upon exceptions) and a covenant against capital expenditures (with details and permitted exceptions to be determined). Mandatory periodic reporting requirements in compliance with U.S. GAAP; Satmex will be subject to periodic reporting requirements applicable to non-U.S. reporting companies under the U.S. Securities

5

Exchange Act of 1934, as amended (the “Securities Exchange Act”). Covenants to include restrictions on (i) optional redemption of Second Priority Senior Secured Notes so long as First Priority Senior Secured Notes are outstanding; (ii) offer of asset sale proceeds or any other proceeds of collateral to Second Priority Senior Secured Notes prior to offering the First Priority Senior Secured Notes the first right to such proceeds; and (iii) in the event of a Change of Control where both the First Priority Senior Secured Notes and the Second Priority Senior Secured Notes have put rights, the redemption of the Second Priority Senior Secured Notes other than on a pari passu basis with the First Priority Senior Secured Notes.

11. Events of Default:	Substantially the same as provided in the FRN Indenture and otherwise typical for similar restructuring transactions.

12. Change of Control:	In the event of a change of control of Satmex (“Change of Control”)*, holders of the First Priority Senior Secured Notes shall have a put option whereby such holders shall be entitled to redeem all or any portion of their First Priority Senior Secured Notes in exchange for payment in cash from Satmex of 101% of the sum of the then-outstanding principal amount plus accrued and unpaid interest, which redemption shall be consummated simultaneously with such Change of Control.

13. Default Rate of Interest:	Upon the occurrence and during the continuance of an event of default, the interest rate on the unpaid principal balance shall be 200 basis points above the then-applicable non-default rate.

14. Advisory Fees:	Satmex will pay all fees and out-of-pocket expenses (not previously paid by Satmex) of one financial advisor, one Mexican legal counsel and one U.S. legal counsel to the Supporting FRN Holders, and the fees and out-of-pocket expenses of Evercore Partners and Sitrick and Company (as specified in existing agreements between such Supporting FRN Holders and the Company), on or as soon as practicable after the Effective Date.

15. Trustee Fees:	Satmex will pay the reasonable fees and out-of-pocket expenses directly related to the Concurso of Satmex, the Chapter 11 Case and the implementation of the Agreement and the Chapter 11 Plan, of one Mexican legal counsel and one U.S. legal counsel to Citibank promptly upon receipt of reasonable documentation as soon as practicable after the Effective Date.

* “Change of Control” shall include the acquisition directly or indirectly by any other person or group of a majority of the equity voting rights and/or equity financial rights of Satmex.

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16. DTC and Transferability:	The First Priority Senior Secured Notes shall be eligible securities for clearance through DTC and, at the option of the holders thereof, be issued in whole or in part in global form to DTC or a nominee of DTC. The issuance of the First Priority Senior Secured Notes will be exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 1145 of the United States Bankruptcy Code.

So long as a registration demand has been granted to an Affiliated Bondholder (as defined below), any holder of First Priority Senior Secured Notes that believes that it cannot transfer its First Priority Senior Secured Notes without registration under the Securities Act (without regard to whether an exemption from registration is available, other than pursuant to an exemption under Section 1145 of the United States Bankruptcy Code) shall have the right to register such First Priority Senior Secured Notes as part of any registration conducted pursuant to the registration demand of an Affiliated Bondholder.

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Schedule “III”
RESTRUCTURING OF THE HYB RELATED CREDITS

1. Issuer:	Satmex.

2. Targeted Securities:	For all outstanding principal amount of the HYB Notes and all past due and unpaid interest on the HYB Notes, holders thereof will be given a combination of (a) Second Priority Senior Secured Notes and (b) equity (shares) of reorganized Satmex post-Restructuring as described below in Schedule “IV”.

3. Principal Amount:	US$140,000,000.

4. Mandatory Prepayments:	In the event of qualifying asset sales, future new debt security issuances not contemplated hereunder, and certain insured losses and subject to prepayment at the terms described in Section 8 below. In addition, after the payment in full of the First Priority Senior Secured Notes, Satmex shall be required to make prepayments as per the Available Cash Flow Prepayment Formula.

5. Interest:	Interest will be payable quarterly in arrears at the rate of 10.125% per annum. Interest will be paid in kind and in cash as set forth below:

Year	PIK	Cash
1	10.125%	0.000%
2	8.125%	2.000%
3	8.125%	2.000%
4	8.125%	2.000%
5	8.125%	2.000%
6	0.000%	10.125%
7	0.000%	10.125%

6. Final Maturity:	All interest paid in kind will be capitalized quarterly. Notwithstanding the foregoing, upon repayment in full of the First Priority Senior Secured Notes, all interest shall be payable in cash.

Seven years from the Effective Date.

7. Ranking and Security:	The Second Priority Senior Secured Notes will rank pari passu in right of payment to all existing and future senior indebtedness (including the First Priority Senior Secured Notes) and will rank senior to all existing and future subordinated indebtedness, subject to any priorities recognized by

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statute, such as tax and labor obligations. The security interests of the Second Priority Senior Secured Notes on all present and future assets of Satmex will be created in terms of Schedule “V” and will be junior in priority, operation and effect to the security interests created by the First Priority Senior Secured Notes, except (i) subject to the Loral Usufructo, and (ii) as provided for in Sections 4 and 5 of Schedule “II” above.

8. Call Rights:	Callable, in whole or in part, at any time by Satmex at a price equal to the principal amount of such Second Priority Senior Secured Notes then outstanding plus accrued and unpaid interest thereon.

9. Guarantors:	Restricted subsidiaries, as defined in and required by the HYB Indenture, which guarantees will rank pari passu in right of payment to all existing and future senior indebtedness of such subsidiaries and will rank senior to all existing and future subordinated indebtedness of such subsidiaries, subject to any priorities recognized by statute, such as tax and labor obligations. Restricted subsidiary guarantors will grant a second priority lien on all of their respective assets to secure the guarantees, which liens will be junior in priority, operation, and effect to the security interests of the First Priority Senior Secured Notes, in accordance with Schedule “V”.

10. Covenants:	Substantially the same as those provided for in the HYB Indenture and otherwise as is typical for similar restructuring transactions, plus covenants against (a) the incurrence of any new indebtedness (other than unsecured and subordinated indebtedness for replacement satellites and other agreed upon exceptions) and (b) the making of any capital expenditures (with details and permitted exceptions to be determined). Mandatory periodic reporting requirements in compliance with U.S. GAAP; Satmex will be subject to periodic reporting requirements applicable to non-U.S. reporting companies under the Securities Exchange Act. In any event, covenants shall not be more restrictive than those agreed upon in the New First Priority Senior Secured Notes Indenture.

11. Events of Default:	Substantially the same as provided in the HYB Indenture and otherwise as is typical for similar restructuring transactions, plus cross acceleration to the First Priority Senior Secured Notes.

12. Change of Control:	In the event of a Change of Control to other than an Approved Buyer (as defined below) (unless waived by the vote of holders of 66 2/3% the aggregate principal amount of the Second Priority Senior Secured Notes), holders of the Second Priority Senior Secured Notes shall have a put option whereby such holders shall be entitled to redeem all or any portion

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of their Second Priority Senior Secured Notes in exchange for payment in cash from Satmex of 100% of the sum of the then-outstanding principal amount plus accrued and unpaid interest, which redemption shall be consummated simultaneously with such Change of Control.

For purposes hereof, an “Approved Buyer” shall mean a Buyer (as defined below) that is, or is controlled by (A) a leading international satellite or telecommunications company having a minimum net worth of US$1,000,000,000, and/or (B) a person or company listed on an agreed schedule; provided, however, that (whether or not otherwise qualifying as an Approved Buyer) no person or group may be an Approved Buyer if such person or group, or affiliate thereof, has been indicted for a felony or charged (civilly or criminally) with a violation of securities laws or regulations of the U.S. or Mexico during the preceding five years; and a “Buyer” shall mean a person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act) that following a Change of Control is the beneficial owner of, and solely controls, shares of Satmex representing not less than a majority of the equity financial rights of Satmex and not less than a majority of the equity voting rights of Satmex (including the right to appoint or elect a majority of the Board of Directors of Satmex). If the Approved Buyer is a “foreign investor” or its investment in Satmex would be deemed a “foreign investment” within the meaning provided under the Foreign Investment Law, then the Approved Buyer must be part of a group (constituting a “Buyer” as defined above) with another Approved Buyer that is not a “foreign investor”, nor whose investment in Satmex would be deemed a “foreign investment” within such meanings.

For purposes of the foregoing definitions, (x) the term “control”, when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing; (y) the term “person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or other entity; and (z) a person shall have “beneficial ownership” of any securities as to which such person may be deemed the beneficial owner pursuant to Rule 13d-3 under the Securities Exchange Act and shall include, without limitation, any securities such person has the right to become the beneficial owner of (whether or not such right is immediately exercisable) pursuant to any agreement, arrangement or understanding or upon the exercise of any exchange right, conversion right, option, warrant or other right.

13. Default Rate of Interest:	Upon the occurrence and during the continuance of an event of default, the interest rate on the unpaid principal balance shall be 200 basis points

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above the then applicable non-default rate.

14. Acceleration:	The Second Priority Senior Secured Notes may be accelerated upon the occurrence of an event of default and the affirmative vote of the majority of the holders of the aggregate principal amount of the Second Priority Senior Secured Notes.

15. Advisory Fees:	Satmex will pay all fees and out-of-pocket expenses (not previously paid by Satmex) of one financial advisor, one Mexican legal counsel and one U.S. legal counsel to the Supporting HYB Holders on or as soon as practicable after the Effective Date.

16. Trustee Fees:	Satmex will pay the reasonable fees and out-of-pocket expenses directly related to the Concurso of Satmex, the Chapter 11 Case and the implementation of the Agreement and the Chapter 11 Plan, of one Mexican legal counsel and one U.S. legal counsel to the indenture trustee under the HYB Indenture promptly upon receipt of reasonable documentation as soon as practicable after the Effective Date.

17. DTC and Transferability:	The Second Priority Senior Secured Notes shall be eligible securities for clearance through DTC and, at the option of the holders thereof, be issued in whole or in part in global form to DTC or a nominee of DTC. The issuance of the Second Priority Senior Secured Notes by Satmex shall be exempt from registration under the Securities Act, pursuant to Section 1145 of the United States Bankruptcy Code.

Holders that cannot transfer the Second Priority Senior Secured Notes without registration under the Securities Act (without regard to whether an exemption from registration is available, other than pursuant to an exemption under Section 1145 of the United States Bankruptcy Code) (“Affiliated Bondholders”) shall be granted demand registration rights to require Satmex to file a registration statement on Form F-1 (or Form F-3, if such form may then be utilized by Satmex) with the U.S. Securities and Exchange Commission to register for resale the Second Priority Senior Secured Notes held by the Affiliated Bondholders (or their successors or assigns); such rights shall be set forth in a registration rights agreement to be entered into on the Effective Date (the “Registration Rights Agreement”) that will contain customary terms and conditions, including, without limitation, with respect to (i) the number of demand registrations (not to exceed three) and the time periods in which such registration statements shall be filed (upon 60 days notice in the first instance, and upon 30 days notice thereafter), including customary delay fees, provided that the first such demand may not be made until six months after the Effective Date (ii) the duration of the demand registration rights (so long as any Affiliated Bondholder shall

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remain an affiliate or until all securities of Satmex held by any Affiliated Bondholder can be sold within a three-month period pursuant to Rule 144 under the Securities Act), (iii) suspension periods (up to 75 days in the aggregate per year) to comply with U.S. securities laws and to prevent the premature disclosure of material confidential information, (iv) the obligation of the Affiliated Bondholder to provide information for the registration statement concerning such Affiliated Bondholder and the plan of distribution, (v) the right of the Affiliated Bondholders and their counsel to review and comment on any information contained in any registration statement, prospectus and any amendments and supplements thereto, (vi) the payment by Satmex of the registration expenses and all expenses (including fees of counsel and advisors) of Satmex and the fees of one U.S. and one Mexican counsel of such Affiliated Bondholders in connection therewith and (vii) indemnification and contribution by the Affiliated Bondholder of and to Satmex for all information concerning such Affiliated Bondholder and the plan of distribution provided by such Affiliated Bondholder contained in such registration statement, prospectus and any amendments or supplements thereto, and indemnification and contribution by Satmex of and to the Affiliated Bondholder for all other information contained in such registration statement, prospectus and any amendments or supplements thereto. Mandatory periodic reporting requirements in compliance with U.S. GAAP; Satmex will be subject to periodic reporting requirements applicable to non-U.S. reporting companies under the Securities Exchange Act.

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Schedule “IV”
EQUITY ISSUED TO HYB HOLDERS AND
DILUTION OF EXISTING SHAREHOLDERS

1. New Bondholder Equity:	On the Effective Date, HYB Holders will receive a portion of newly-issued Series B shares and Series N shares (neutral non-voting shares) of Satmex, which portion of the Series B shares and Series N shares will jointly represent 78% of the total equity financial rights, and which portion of the Series B shares will represent 43% of the total equity voting rights, of reorganized Satmex on a fully diluted basis (the “Bondholder Equity”). Bondholder Equity will be issued in exchange for US$180,000,000 in face amount of HYB Notes, plus 100% of all other amounts due in respect of the HYB Notes up to the Effective Date, for an aggregate amount of approximately US$274,000,000 (the “Exchanged Debt”). The Exchanged Debt will be capitalized upon the issuance of the Bondholder Equity.

On the Effective Date, stock certificates representing the Bondholder Equity will be issued and delivered to Nacional Financiera, S.N.C. or another Mexican bank approved by the HYB Holders, as trustee (the “Trustee”), which shall hold the Bondholder Equity for the benefit of a special purpose entity incorporated in a jurisdiction other than Mexico (“SPE”) acceptable to the HYB Holders. The SPE will issue depository receipts against the assets of the SPE, consisting of the beneficial ownership of the Bondholder Equity, which depository receipts initially will be issued to the HYB Holders.

2. Existing Equity:	Immediately prior to the Effective Date, the shares of Satmex owned by Servicios that are held in trust by Bancomer (the “Satmex Trust”) to secure payment of the FRN Notes will be released in favor of Servicios.

On or prior to the Effective Date, (a) the shares of Satmex owned by the Mexican Government and the shares of Satmex owned by Servicios (both those held directly and those currently held in the Satmex Trust), will be exchanged for Series A shares of common stock of Satmex, and (b) the 606,730 shares of preferred stock of Satmex held by LSC and Principia, with face amount of US$31,900,000 and convertible into 4.0016 shares of common stock for each one share of preferred stock, will not be converted and, instead, will be exchanged for Series B shares of common stock of Satmex.

The shares to be held by or for the benefit of Servicios, the Mexican Government, LSC and Principia will be referred to as the “Servicios Shares”, the “Government Shares”, the “Loral Shares” and the “Principia Shares”, respectively.

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Upon the issuance of Bondholder Equity, (1) the Servicios Shares and the Government Shares will be diluted and will jointly represent 20% of the total equity financial rights and 55% of the total equity voting rights of reorganized Satmex on a fully-diluted basis, and (2) the Loral Shares and the Principia Shares will be diluted and will jointly represent an aggregate of 2% of the total equity financial rights and 2% of the total equity voting rights of reorganized Satmex on a fully-diluted basis.

The following capitalization table of the reorganized Satmex, indicates the ownership of its equity financial rights and equity voting rights, respectively, upon the Effective Date, shown in final percentages:

	Series	Voting Rights	Financial Rights
Mexican Government	A	10.00%	4.0%
Servicios	A	45.00%	16.0%
Principia	B	0.67%	0.67%
LSC	B	1.33%	1.33%
SPE	B	43.00%	43.0%
SPE	N	0.00%	35.0%
Total		100.0%	100.0%

The Loral Shares and the Principia Shares may be transferred on or before the Effective Date to a special purpose entity or company which is wholly owned by LSC and Principia, respectively. On and after the Effective Date, there shall be no restrictions (other than restrictions required by U.S. securities laws) on the sale or transfer of the equity interests of any such special purpose entity or company. On or after the Effective Date, after release of the security interest of the FRN Holders over the shares of Servicios originally owned by Firmamento and release of the security interest of the Mexican Government over the equity interests of Firmamento originally owned by Principia and Loral SatMex Ltd. (“Loral Satmex”), Firmamento, Principia and/or Loral Satmex shall have the right to transfer such shares or equity interests as they deem necessary or advisable.

3. Equity Trust:	On the Effective Date, the Servicios Shares, the Government Shares, the Loral Shares and the Principia Shares, together with the Bondholder Equity (collectively, the “Trust Shares”), will be transferred (or issued) to the Trustee to be held pursuant to an equity trust (the “Equity Trust”). If requested by a beneficial owner of the Trust Shares, the Trustee will issue certificates evidencing beneficial interests in the Equity Trust to such beneficial owner corresponding to such owner’s beneficial interest therein; provided that neither such beneficial interest nor such certificates shall be negotiable instruments under Mexican law (whether under Article 228-D, third paragraph, of the General Law of Negotiable

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Instruments and Credit Transactions or otherwise). The economic interests derived from the future sale or disposition of the Servicios Shares held by the Trustee will be transferred to the Mexican Government to be applied in full satisfaction of the obligation known as “menoscabo” pursuant to the quiebra of Servicios.

A technical committee of three persons (the “Technical Committee”) will be established pursuant to the Equity Trust. The initial members of the Technical Committee, and alternates for such members, if any, will be appointed from among the persons listed on an agreed schedule. The initial term of such appointment shall be two years, and to the extent necessary, shall renew automatically for an additional term of two years. Any subsequent appointment to the Technical Committee shall be approved by (i) the Voting Committee (as defined below) and (ii) the SPE which, in turn, will require the affirmative vote of the holders of depository receipts representing not less than 66 2/3% of the Bondholder Equity. The majority of the members of the Technical Committee shall qualify as independent directors (in accordance with agreed requirements) and members of the Technical Committee may also be directors of Satmex.

The Technical Committee will be charged with effecting the sale of the Trust Shares in a manner to maximize the value thereof for the holders of all of the beneficial interests in the Trust Shares. The Technical Committee will determine when the Trust Shares shall be offered for sale, the method of sale, and whether to recommend any proposed sale and, if applicable, submit any proposed sale for approval by the beneficial owners of the Trust Shares. The Technical Committee may engage professional advisors (consisting of legal counsel, accountants and internationally recognized investment bankers and financial advisors, the latter of which shall be an Approved Bank, as defined below) as it deems appropriate in connection with any sale or proposed sale of the Trust Shares, the fees and expenses of which shall be paid by Satmex. The Trust Shares shall be offered pursuant to a competitive auction process under which potential bidders shall be afforded access to all material information concerning Satmex.

If the Trust Shares have not sooner been sold, during the 180 day period following each of (i) the successful launch and operational certification of the Satmex 6 satellite and (ii) the leasing of 80% of the capacity available for permanent service (excluding the transponders subject to the Loral Usufructo and capacity reserved for the Mexican Government or Satmex’s own use) of the Satmex 6 satellite, the Technical Committee shall retain one of Credit Suisse, Morgan Stanley, Goldman Sachs, JPMorgan Chase, Citigroup and Merrill Lynch (each, an “Approved Bank”) as investment banker or financial advisor to market the Trust

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Shares for sale as provided above.

Any recommendation for the sale of the Trust Shares by the Technical Committee shall be accompanied by a fairness opinion of an Approved Bank that is independent of Satmex. None of the Trust Shares (or any beneficial ownership in any Series A shares or the right to vote any Series A shares), may be sold or otherwise transferred except in a sale of all of the Trust Shares pursuant to the foregoing procedure.

Provided (i) the proposed sale is for 100% of the Trust Shares and the price per share (whether Series A, Series B or Series N shares) shall be the same, and (ii) the price for the Trust Shares is payable 100% in cash (Dollars), no approval of the beneficial owners of the Trust Shares shall be required for the sale of the Trust Shares; provided, however, that if such sale is consummated, or a binding agreement with respect to such sale is entered into, on or before the second anniversary of the Effective Date, the price for 100% of the Trust Shares shall be not less than the amount resulting from a total enterprise value (i.e., outstanding debt under First Priority Senior Secured Notes and Second Priority Senior Secured Notes, plus equity) of US$500,000,000. If the proposed sale of the Trust Shares does not meet the foregoing conditions, such sale shall be subject to the approval of (i) the Voting Committee and (ii) the SPE which, in turn, will require the affirmative vote of the holders of depository receipts representing not less than 66 2/3% of the Bondholder Equity.

Notwithstanding anything to the contrary herein, unless the Buyer is an Approved Buyer (as such terms are defined in Schedule “III”), a Change of Control purchase offer for the Second Priority Senior Secured Notes shall be consummated simultaneously with the sale of the Trust Shares as provided above or upon any subsequent Change of Control (provided that such purchase offer requirement may be waived by the vote of holders of 66 2/3% of the aggregate principal amount of the Second Priority Senior Secured Notes).

Pending the sale of the Trust Shares, in any matter submitted to the vote of the shareholders of Satmex, the Trustee shall vote the voting Trust Shares in accordance with the instructions of the respective beneficial owners of the Trust Shares; provided that with respect to the Servicios Shares such instructions shall be given by the Voting Committee. A committee of three persons (the “Voting Committee”) will be established under the Equity Trust and pursuant to the quiebra of Servicios for purposes of providing instructions to the Trustee with respect to the voting of the Servicios Shares. The members of the Voting Committee may be the same as the members of the Technical Committee or of the Board of Directors, provided further that the initial members of

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the Voting Committee, and alternates for such members, if any, will be appointed from among the persons listed on an agreed schedule. The initial term of such appointment shall be two years, and to the extent necessary, shall renew automatically for an additional term of two years. Any subsequent appointment to the Voting Committee shall be approved by the members of the Technical Committee appointed from the agreed list of candidates for Series A directors. The members of the Voting Committee shall qualify as independent directors (in accordance with an agreed schedule). Notwithstanding the foregoing, the Trust Shares may not be voted in any manner that conflicts with or is inconsistent with the sale or corporate governance provisions described herein.

Decisions with respect to the Bondholder Equity (including the voting and disposition of 100% of the Bondholder Equity) will be made by the Trustee upon the affirmative vote of the SPE which, in turn, will require the affirmative vote of the holders of depository receipts representing not less than 66 2/3% of the Bondholder Equity.

The Equity Trust may be amended or terminated only with the approval of (i) the Voting Committee and (ii) the SPE which, in turn, will require the affirmative vote of the holders of depository receipts representing not less than 66 2/3% of the Bondholder Equity. All beneficial owners of shares in the Equity Trust shall be bound by any such amendment or termination; provided that any amendment having a disproportionate and material adverse impact on the Loral Shares or Principia Shares shall require the approval of the respective beneficial holder of such shares.

4. Governance of Satmex:	The by-laws of Satmex will be revised and simplified, including eliminating existing veto rights afforded to Firmamento, and will also be revised in a manner acceptable to the Bondholders consistent with the voting and governance matters set forth herein, subject to applicable regulatory approvals that do not have a material impact on the provisions herein.

To the extent not inconsistent with the terms hereof, Satmex will adopt the principles contained in the Code of Best Corporate Practices upon the Effective Date.

5. Board of Directors:	The Board of Directors of Satmex will consist of seven members, appointed as follows:

(a) The holders of the Series A shares will appoint four directors, as follows: (i) the Mexican Government will appoint one director, who will be independent and a Mexican national; and (ii) the Voting Committee with respect to the Servicios Shares will appoint three directors, who will be independent and will be Mexican nationals (the “Series A Directors”).

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(b) Principia and LSC, for so long as they (individually or collectively) collectively beneficially own 100% of the shares of Satmex held by them as of the Effective Date, will jointly appoint one Series B director. The Series B director appointed by Principia and LSC shall not (i) participate in, or have any access to the minutes of, any discussion or action concerning the sale of Satmex or the Trust Shares as contemplated herein and (ii) be a member of the Technical Committee or Voting Committee. Notwithstanding the foregoing, such Series B director shall have such right to participate and to have access (subject to customary standards of recusal in the event of conflict of interest) if Principia and LSC shall notify the Technical Committee in writing that neither Principia nor LSC intend to offer or otherwise seek, directly or indirectly, to purchase Satmex or its assets or the Trust Shares for a period of 12 months thereafter. The Series B director appointed by LSC and Principia may participate in, and have access to the minutes of, any discussion or action concerning the procurement by Satmex of the Next Satellite (subject to the recusal of the Series B director from (1) those Board discussions or any vote involving an evaluation of proposals submitted in response to Satmex’s request for proposals for the Next Satellite and (2) the decision as to which manufacturer will be awarded the construction contract for the Next Satellite).

(c) The Bondholder Equity will appoint two directors (together with the director appointed pursuant to clause (b) above, the “Series B Directors”). In the event Principia and LSC shall no longer (individually or collectively) beneficially own 100% of the shares of Satmex held by them as of the Effective Date, the Bondholder Equity may remove the Series B Director appointed by Principia and LSC pursuant to clause (b) above, and thereafter the Bondholder Equity will appoint such third Series B Director.

The Series B shares will be entitled to appoint the Secretary of the Board of Directors, and will also have the right to appoint the Statutory Auditor (Comisario). Unless otherwise specified by the Bondholder Equity, the Secretary and the Statutory Auditor shall be the persons specified on an agreed schedule.

Director independence will be determined in accordance with the principles set forth on an agreed schedule.

The Audit Committee and the Compensation Committee (or a single committee, if permitted by applicable law) each will be comprised of three persons, consisting initially of two Series A independent directors and one Series B Director designated by the Bondholder Equity (which may be the Series B Director appointed by Principia and LSC if so

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designated by the Bondholder Equity and such designation is accepted by such Director). Each of such committee members shall be independent. If the Board of Directors determines to increase the size of such committee(s), the Series B Director appointed by Principia and LSC shall not be precluded from serving on such committee(s). In any event, all committees of the Board will include at least one Series B Director appointed by the Bondholder Equity.

The initial members of the Board of Directors shall be appointed from among the persons listed on an agreed schedule. The term of each director shall be renewed automatically from year to year, unless replaced by the holders of the shares that appointed them, except that, in the case of directors appointed by the Voting Committee, such replacement shall be made by the Voting Committee. Directors may be removed and replaced by the holders of the shares that appointed them, and any successors to such directors shall be appointed by the holders of the shares that first appointed such directors, except that, in the case of directors appointed by the Voting Committee, such removal, replacement or appointment shall be made by the Voting Committee.

Directors, as well as members of the Technical Committee and Voting Committee, shall be entitled to full indemnification and exculpation to the extent permitted by law.

The indenture trustee for the First Priority Senior Secured Notes shall have the right upon an event of default (as defined in the New First Priority Senior Secured Notes Indenture) to appoint an observer to the Board of Directors.

6. Quorum and Voting; Extraordinary Matters:	Other than for Extraordinary Matters (as defined below), a quorum of the Board shall be a majority of the Board including a minimum of two Series B Directors, unless such Series B Directors fail to be present after a first call, in which case a quorum shall be a majority of the Board with or without such Series B Directors. For Extraordinary Matters, a quorum requires a majority of the Board, including a majority of the Series B Directors.

Actions of the Board shall require a majority vote, provided that the approval of two Series A Directors and two Series B Directors shall be required for Extraordinary Matters. If an Extraordinary Matter is submitted to the Board for consideration, but such matter fails to obtain the required approval as described above, the Extraordinary Matter can nevertheless be approved by the shareholders of Satmex but only through an extraordinary shareholders meeting and only if such matter has been approved by the affirmative vote of at least 75% of all of the voting stock of Satmex.

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If an Extraordinary Matter is required by law or the by-laws of Satmex to be submitted to the shareholders for consideration, such Extraordinary Matter shall be submitted to an extraordinary shareholders meeting and will require approval by the affirmative vote of at least 75% of all of the voting stock of Satmex.

Resolutions taken by an extraordinary shareholders meeting on first or subsequent call shall be valid if approved by the affirmative vote of at least 75% of all of the voting stock of Satmex.

“Extraordinary Matters” shall be the matters set forth an agreed schedule and set forth in Satmex’s by-laws. The sale of the Trust Shares in accordance with the provisions set forth above shall not be an Extraordinary Matter.

7. Management; Appointment of Officers:	The CEO of Satmex shall be appointed by the beneficial owners of the Series A shares (or the Series A Directors), and, to the extent required by law, must be a Mexican national. The CFO of Satmex shall be appointed from a list of nominees submitted by a majority of the beneficial owners of the Series B shares (or by a majority of the Series B Directors). All other officers to be mutually agreed upon by the Series A Directors and Series B Directors, except that the COO of Satmex (to the extent such officer is deemed by the Board of Directors to be necessary) will be appointed from a list of nominees submitted by a majority of the beneficial owners of the Series B shares (or by a majority of the Series B Directors).

8. Foreign Investment Law:	Series A shares shall constitute at all times at least 51% of the voting stock of Satmex and shall be held exclusively by Mexican nationals in accordance with the Foreign Investment Law. Series B shares and Series N shares may be held by non-Mexicans. The Series B shares will be full voting shares and the Series N shares will be neutral non-voting shares.

In the event Mexican law changes to permit voting majority ownership of Satmex by non-Mexicans, then, within one year after the enactment of such change, the Series N shares issued as part of the Bondholder Equity will be converted into full voting Series B shares, such that the equity voting rights in Satmex will be in the same percentages as the equity financial rights in Satmex. In such event, the majority of the Board of Directors will be appointed by a majority of the Series B shares.

9. Approvals:	Satmex and its shareholders, together with the Conciliador, shall use commercially reasonable efforts to obtain all governmental approvals required in connection with the transactions contemplated herein, including approvals of the SCT, National Foreign Investment

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Commission, Federal Competition Commission, the National Banking and Securities Commission and the U.S. Federal Communications Commission.

10. Service Companies:	The shares of the three services companies where all Satmex personnel are currently lodged will be transferred for nominal consideration and will become subsidiaries of Satmex on the Effective Date; alternatively, all such personnel will be transferred to Satmex or to one or more wholly-owned subsidiaries thereof on or before the Effective Date (then current compensation to be continued, as required by Mexican labor law).

11. Transferability:	The issuance of the depository receipts representing the beneficial ownership of the Trust Shares that constitute the Bondholder Equity shall be exempt from registration under the Securities Act pursuant to Section 1145 of the United States Bankruptcy Code. HYB Holders that are identified on or before the Effective Date as Affiliated Bondholders shall be granted demand registration rights to require Satmex to file a registration statement on Form F-1 (or Form F-3, if such form may then be utilized by Satmex) with the U.S. Securities and Exchange Commission to register for resale any equity securities (e.g., depository receipts) held by the Affiliated Bondholders (or their successors or assigns); such rights shall be set forth in the Registration Rights Agreement. Mandatory periodic reporting requirements in compliance with U.S. GAAP; Satmex will be subject to periodic reporting requirements applicable to non-U.S. reporting companies under the Securities Exchange Act.

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Schedule “V”
DESCRIPTION OF SILENT SECOND LIEN
OF SECOND PRIORITY SENIOR SECURED NOTES

1. Collateral:	Satmex’s obligations to pay interest and principal when due on the First Priority Senior Secured Notes and Second Priority Senior Secured Notes will be secured by separate liens on all present and after acquired assets of Satmex and any restricted subsidiaries, subject to the Loral Usufructo (the “Shared Collateral”).

2. Ranking:	Without giving effect to the liens on the Shared Collateral, the First Priority Senior Secured Notes and the Second Priority Senior Secured Notes will rank pari passu in right of payment to all existing and future senior indebtedness of Satmex and any restricted subsidiaries, and will rank senior to all existing and future subordinated indebtedness of Satmex, subject to any priorities recognized by statute, such as tax and labor obligations.

3. Lien Subordination:	The Second Priority Senior Secured Notes will be junior in priority, operation and effect at all times and under all circumstances to the security interests of the First Priority Senior Secured Notes and any enforcement of the second priority lien and any payment of the Second Priority Senior Secured Notes from the collateral securing the Second Priority Senior Secured Notes shall be subject to the prior payment in full of the First Priority Senior Secured Notes. Subject to the Loral Usufructo, the proceeds of the Shared Collateral will be applied to satisfy all outstanding obligations under the First Priority Senior Secured Notes prior to any proceeds being applied to any obligations under the Second Priority Senior Secured Notes. The First Priority Senior Secured Notes and the Second Priority Senior Secured Notes will be structurally senior to all unsecured indebtedness of Satmex by virtue of their lien rights.

4. Collateral Trustee:	The respective trustees under the New First Priority Senior Secured Notes Indenture and the New Second Priority Senior Secured Notes Indenture will each be granted a security interest in the Shared Collateral and the indenture trustees shall enter into an intercreditor agreement containing the terms set forth herein (the “Intercreditor Agreement”).

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5. Prohibition on Liens:	The New Second Priority Senior Secured Notes Indenture will prohibit Satmex or any guarantor from granting or suffering to exist any lien on the Shared Collateral other than liens securing:

•	the First Priority Senior Secured Notes and any refinancing thereof;

•	the Second Priority Senior Secured Notes and any refinancing thereof;

•	taxes, assessments or other governmental charges or levies not yet delinquent or which are being validly contested in good faith;

•	carriers’, warehousemen’s, mechanics’, laborers’ or similar liens arising in the ordinary course of business and securing obligations that are not yet due and payable or that are being contested in good faith and in respect of which Satmex will have set aside on its books reserves;

•	purchase money liens to finance the acquisition of assets in the ordinary course of business so long as such lien is limited to the assets so acquired, the indebtedness does not exceed the purchase price and such lien exists at the time of the acquisition or will be created within 180 days of such acquisition; and

•	other customary permitted liens.

6. Refinancing:	Notwithstanding anything to the contrary herein, Satmex will be permitted to refinance each of the First Priority Senior Secured Notes and the Second Priority Senior Secured Notes, provided that (i) the aggregate principal amount outstanding after such refinancing is not greater than the aggregate amount of all obligations outstanding immediately prior to such refinancing with respect to the obligations being replaced, (ii) such refinancing shall not have a shorter Average Life (as defined below) as compared with the indebtedness being replaced, and (iii) the interest rate and the cash interest payment terms on such refinancing shall not be greater or more favorable to the holders of such refinancing debt than the interest rate and the cash interest payment terms on the respective debt being refinanced unless such greater or more favorable terms are commercially reasonable at the time of such refinancing. “Average Life” shall have the meaning set forth in the HYB Indenture without regard to any mandatory prepayments. Any such refinancing debt will be entitled to the same benefits, waivers and priority provided under this Agreement to the debt being refinanced and subject to the same burdens provided under this Agreement, as applicable. The Available Cash Flow Repayment Formula shall apply to any refinancing debt in accordance with the terms of the debt being refinanced.

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7. Release of Collateral:	The lien of the Second Priority Senior Secured Notes will be automatically released upon the foreclosure or sale of any Shared Collateral by the holders of the First Priority Senior Secured Notes in accordance with the New First Priority Senior Secured Notes Indenture, provided that proceeds from such foreclosure or sale shall be applied in accordance with the Intercreditor Agreement and the respective indentures. Notwithstanding the foregoing, the holders of the Second Priority Senior Secured Notes will not be permitted to object to any bankruptcy or concurso court ordered sale of the Shared Collateral that has been approved by the holders of the First Priority Senior Secured Notes, provided further that the lien of the Second Priority Senior Secured Notes attaches to the proceeds of any such sale in accordance with the priorities set forth in the Intercreditor Agreement. In the event that any concurso mercantil proceeding is filed in Mexico, the liens in favor of the Second Priority Senior Secured Notes may be released by the Common Representative (as defined below) with the approval of the holders of more than 50% in principal amount of the outstanding Second Priority Senior Secured Notes, with such release to be effective as of immediately prior to the commencement of the concurso mercantil.

8. Common Representative:	A common representative shall be irrevocably appointed under Mexican law to act for the benefit of 100% of the holders of the Second Priority Senior Secured Notes (the “Common Representative”) solely for the purposes of (i) voting in favor of or accepting a plan of reorganization in any future concurso mercantil proceeding, (ii) exercising all veto rights in connection with the approval of such concurso plan in Mexico, but only in the event that such plan is accepted by holders of a majority of the aggregate outstanding principal amount of the Second Priority Senior Secured Notes, and (iii) releasing liens as described in the immediately preceding Section 7.

9. Waivers:	The Intercreditor Agreement will provide that until the First Priority Senior Secured Notes have been paid in full, the Second Priority Senior Secured Notes will be deemed to have waived the following:

•	right to exercise remedies against the Shared Collateral,

•	right to challenge the validity, enforceability or priority of the first priority lien of the holders of the First Priority Senior Secured Notes,

•	all claims against the holders of the First Priority Senior Secured Notes or their representatives based on actions or inactions taken with respect to the Shared Collateral, and the Second Priority Senior Secured Notes will not contest any actions taken by the holders of the First Priority Senior Secured Notes with respect to Shared Collateral,

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•	right to seek adequate protection pursuant to Section 361 of the United States Bankruptcy Code or its Mexican equivalent in the event of any bankruptcy or concurso mercantil proceeding, as applicable; provided, however, that the holders of the Second Priority Senior Secured Notes will be permitted to cause the indenture trustee for the Second Priority Senior Secured Notes to seek a junior lien on any assets on which the United States bankruptcy court grants a lien as adequate protection to secure the First Priority Senior Secured Notes, so long as (i) the junior lien is subject to the same lien subordination arrangements as set forth in the Intercreditor Agreement and (ii) the holders of the Second Priority Senior Secured Notes waive all rights, if any, to seek payment in cash of any claims arising by virtue of such liens unless the First Priority Senior Secured Notes have been paid in full in cash,

•	right to oppose adequate protection pursuant to Section 361 of the United States Bankruptcy Code or its Mexican equivalent in the event of a bankruptcy or concurso mercantil proceeding, as applicable,

•	right to oppose any debtor in possession financing or concurso financing, including any right to oppose debtor in possession financing that grants liens senior to the liens securing the Second Priority Senior Secured Notes or otherwise entitles the debtor in possession financing or concurso financing to payment prior to any payment to the holders of Second Priority Senior Secured Notes; provided, however, that the holders of the Second Priority Senior Secured Notes will retain the right to object to such financing solely on the basis that more favorable financing terms are available to Satmex,

•	right to seek payment in cash of any post-petition interest that might otherwise accrue following commencement of any insolvency proceedings unless the First Priority Senior Secured Notes have been paid in full in cash, and

•	right to seek relief from the automatic stay or any similar stay under Mexican law.

10. Governing Law:	The indentures and the Intercreditor Agreement will be governed by the laws of the State of New York.

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